

Yousef Abdulhassan · 2nd

 Sell

Founder of SellApp — the easiest way to sell digital products online

Talks about #saas, #commerce, #payments, #ecommerce, and #buildinginpublic

Colindale, England, United Kingdom · **Contact info**

2,350 followers · **500+** connections

Experience



Founder
Sell · Full-time
Jan 2017 – Present · 5 yrs
London, United Kingdom

The best way to sell any kind of digital product online



Founder
Turkvisum
Oct 2014 – Aug 2015 · 11 mos
Amsterdam Area, Netherlands

Developed and operated the go-to E-Visa web-platform in The Netherlands. Turkvisum allowed any Dutch citizen to purchase Turkish E-visas online, without having to worry about PII being shared.

...see more



Founder
LSport
Sep 2013 – Oct 2014 · 1 yr 2 mos
Amsterdam, North Holland, Netherlands

LSport.nl was a football (soccer) news aggregator which automatically scraped various sports news sources, and then parsed the news automatically.

LSport was the premier news aggregator which utilized ML-based text summarizat ...see more

Education



Kingston University
Bachelor's Degree, International Business
2015 – 2015

Briefly attended Kingston University to study the International Business Course. Dropped out within several months to instead pursue a career in cryptocurrency/blockchain.



Mendelcollege
High School Diploma
2008 – 2014

Attended and completed the Bilingual VWO course, the highest level of education available in The Netherlands.

Acquired two English proficiency certificates:
Cambridge English: Advanced
Cambridge English: Proficiency

Cambridge English: Proficiency

Graduated with a distinction in Economics and Management and Organization.

Licenses & certifications



Bilingual VWO
Mendelcollege



Cambridge Advanced: English (CAE)
University of Cambridge



Cambridge Proficiency: English
University of Cambridge